UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

SILGAN HOLDINGS INC.

(Name Of Subject Company (Issuer))

SILGAN HOLDINGS INC.

(Name of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

827048 10 9

(CUSIP Number of Class of Securities)

Frank W. Hogan, III, Esq.

Senior Vice President, General Counsel and Secretary

Silgan Holdings Inc.

4 Landmark Square

Stamford, Connecticut 06901

(203) 975-7110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert J. Rawn

Bryan Cave LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 541-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$175,000,000	$12,477.50

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,477.50
Form or Registration No.:	Schedule TO
Filing Party:	Silgan Holdings Inc.
Date Filed:	October 8, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 8, 2010 (the “Schedule TO”) by Silgan Holdings Inc., a Delaware corporation (“Silgan” or the “Company”). The Schedule TO relates to the tender offer by Silgan to purchase shares of its common stock, $0.01 par value per share, for an aggregate purchase price of up to $175 million at a price not greater than $35.25 nor less than $31.25 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 8, 2010 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Persons/Assets, Retained, Employed, Compensated or Used; Financial Statements; Additional Information

(1) The second bullet point under the heading “Our common stock” on the cover page of the Offer to Purchase is hereby amended to add the following sentence in boldface font after the last sentence in such bullet point:

The low end of our price range in the Offer is below recent trading prices for our common stock.

(2) The following sections of the Offer to Purchase and related tender offer documents are hereby amended as follows:

(a) in the section of the Offer to Purchase captioned “IMPORTANT PROCEDURES,” the first sentence of the penultimate paragraph on page i is hereby amended and restated as follows:

We are not making this Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so, provided that Silgan will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended.

(b) in the section of the Offer to Purchase captioned “17. Miscellaneous,” the third sentence of the first paragraph on page 42 is hereby amended and restated as follows:

If, after good faith effort, we cannot comply with the applicable law, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of shares residing in that jurisdiction, provided that we will comply with the requirements of Exchange Act Rule 13e-4(f)(8).

(c) Exhibit (a)(1)(E) of the Schedule TO entitled “Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees” is hereby amended by amending and restating the second sentence of the last paragraph on page 3 as follows:

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction, provided that Silgan will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended.

(3) The section of the Offer to Purchase captioned “SUMMARY TERM SHEET” is hereby amended by amending and restating the first bullet point under the heading “How and when will I be paid?” on page 7 as follows:

If your shares are accepted for purchase in the Offer, you will be paid the aggregate purchase price applicable to such shares, less any tax withholdings, in cash, without interest, promptly after the expiration date. There may be tax consequences to receiving this payment. See Sections 3 and 14.

(4) The following sections of the Offer to Purchase and related tender offer documents are hereby amended as follows:

(a) in the section of the Offer to Purchase captioned “SUMMARY TERM SHEET,” the first sentence under the heading “How do I withdraw previously tendered shares?” on page 7 is hereby amended and restated as follows:

To withdraw your previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information, including which shares are being withdrawn and at which prices, to the depositary on a timely basis while you still have the right to withdraw.

(b) in the section of the Offer to Purchase captioned “4. Withdrawal Rights,” the second paragraph on page 26 is hereby amended by adding the following sentence after the second sentence:

Since stockholders have the right to tender shares at different prices, the written notice of withdrawal must also specify which shares are being withdrawn and at which prices.

(5) The section of the Offer to Purchase captioned “1. Number of Shares; Proration; Odd Lots” is hereby amended by amending and restating the third sentence of the third paragraph under the heading “Priority of Purchase” at the top of page 15 as follows:

Promptly following the expiration time of the Offer, we will, in our sole discretion, determine the Selected Price, taking into account the number of shares tendered and the prices specified by tendering stockholders.

(6) The section of the Offer to Purchase captioned “2. Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals” is hereby amended to delete the fifth bullet point under the heading “Potential Benefits to Stockholders” on page 18 in its entirety, to insert the word “and” after the semi-colon at the end of the third bullet point under such heading and to delete the semi-colon and the word “and” at the end of the fourth bullet point under such heading and insert a period in lieu thereof.

(7) The following sections of the Offer to Purchase, the Letter of Transmittal and related tender offer documents are hereby amended as follows:

(a) in the section of the Offer to Purchase captioned “3. Procedures for Tendering Shares,” the fourth sentence of the paragraph under the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” on page 22 is hereby amended and restated as follows:

We also reserve the absolute right to waive any of the conditions of the Offer (as to all stockholders) and to waive any defect or irregularity in the tender of any particular shares or any particular stockholder.

(b) in the section of the Letter of Transmittal captioned “INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF OUR OFFER,” the fourth sentence of instruction number 9 under the heading “Irregularities” on page 15 is hereby amended and restated as follows:

We also reserve the absolute right to waive any of the conditions of the Offer (as to all stockholders) and to waive any defect or irregularity in the tender of any particular shares or any particular stockholder.

(c) Exhibit (a)(1)(F) of the Schedule TO entitled “Form of Instructions for Tender through Conditional Exercise of Options” is hereby amended by amending and restating the third sentence in paragraph number 6 on page 3 under the heading “General Terms and Conditions of the Offer” as follows:

Silgan also reserves the absolute right to waive any of the conditions of the Offer (as to all stockholders) and to waive any defect or irregularity in conditional exercise of an Option and related tender of any particular Option Shares.

(8) The following sections of the Offer to Purchase, the Letter of Transmittal and related tender offer documents are hereby amended by appending the phrase “, subject to the rights of stockholders to challenge such determination in a court of competent jurisdiction” to the end of each of the following sentences immediately prior to the period at the end of such sentences:

(a) in the section of the Offer to Purchase captioned “3. Procedures for Tendering Shares,” the second sentence in the paragraph under the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” on page 22;

(b) in the section of the Letter of Transmittal captioned “INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF OUR OFFER,” the second sentence of instruction number 9 under the heading “Irregularities” on page 15; and

(c) in Exhibit (a)(1)(F) of the Schedule TO entitled “Form of Instructions for Tender through Conditional Exercise of Options,” the first sentence of paragraph number 6 under the heading “General Terms and Conditions of the Offer” on page 3.

(9) The following sections of the Offer to Purchase are hereby amended as follows:

(a) in the section of the Offer to Purchase captioned “SUMMARY TERM SHEET,” the second indented bullet point under the first main bullet point under the heading “What are the significant conditions to the Offer?” on page 4 is hereby amended and restated as follows:

no change or event occurs or is discovered relating to our business, general affairs, management, financial position, stockholders equity, income, results of operations, condition (financial or otherwise), operations or prospects or in ownership of our shares, which in our reasonable judgment has a negative material effect on us; provided that notwithstanding the foregoing, the Offer is not conditioned on the receipt of financing.

(b) the section of the Offer to Purchase captioned “7. Conditions of the Offer” is hereby amended as follows:

 (i) in subparagraph 1(b) on page 29, the word “negatively” is hereby inserted immediately before the phrase “materially affect our business”;

 (ii) subparagraph 6 on page 29 is hereby deleted in its entirety and all subsequent subparagraphs in such section are hereby renumbered to reflect such deletion;

 (iii) former subparagraph 7 on page 29 (as redesignated by this Amendment No. 1 as subparagraph 6) is hereby amended and restated as follows:

any change or event occurs or is discovered relating to our business, general affairs, management, financial position, stockholders equity, income, results of operations, condition (financial or otherwise), operations or prospects or in ownership of our shares, which, in our reasonable judgment has a negative material effect on us; provided that notwithstanding the foregoing, the Offer is not conditioned on the receipt of financing.

(10) The section of the Offer to Purchase captioned “7. Conditions of the Offer” is hereby amended to delete the parenthetical phrase “(including our action or inaction)” on page 30 from the last paragraph thereof.

(11) The Letter of Transmittal is hereby amended by deleting the following language from page 5: “4. the undersigned has read, understands and agrees to all of the terms of the Offer.”

Item 11. Additional Information

On October 20, 2010, Silgan issued a press release reporting its financial results for the three and nine month periods ended September 30, 2010. The full text of this press release, attached as Exhibit (a)(5)(B) hereto, is incorporated herein by reference.

Item 12. Exhibits

The Exhibit Index of the Schedule TO is hereby amended to add the following exhibit to the Exhibit Index:

Exhibit (a)(5)(B)—Press Release dated October 20, 2010 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated October 20, 2010).

A restatement of the Exhibit Index, giving effect to the above addition, is included in this Amendment No. 1 following the signature page hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silgan Holdings Inc.

Dated: October 20, 2010	By:	/s/ Robert B. Lewis
	Name:	Robert B. Lewis
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)*	Offer to Purchase dated October 8, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Instructions for Tender through Conditional Exercise of Options.

(a)(5)(A)*	Form of Summary Advertisement.

(a)(5)(B)	Press Release dated October 20, 2010 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated October 20, 2010).

(b)(1)	Credit Agreement, dated as of July 7, 2010, among Silgan Holdings Inc., Silgan Containers LLC, Silgan Plastics LLC, Silgan Containers Manufacturing Corporation, Silgan Can Company, Silgan Plastics Canada Inc., each other revolving borrower party thereto from time to time, each other incremental term loan borrower party thereto from time to time, various lenders party thereto from time to time, Deutsche Bank AG New York Branch, as Administrative Agent, Deutsche Bank Securities Inc. and Banc of America Securities LLC, as Joint Lead Arrangers and Joint Book Managers, Banc of America Securities LLC, as Syndication Agent, The Royal Bank of Scotland plc, Wells Fargo Bank, N.A. and BNP Paribas, as Co-Documentation Agents, and various lenders (incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K, dated July 13, 2010).

(d)(1)	Silgan Holdings Inc. Fourth Amended and Restated 1989 Stock Option Plan (incorporated by reference to Exhibit 10.21 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 1996).

(d)(2)	Silgan Holdings Inc. 2002 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.23 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).

(d)(3)	Silgan Holdings Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(4)	Amendment to the Silgan Holdings Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.26 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(5)	Second Amendment to the Silgan Holdings Inc. 2004 Stock Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated May 29, 2009).

(d)(6)	Stock Purchase Agreement, dated October 7, 2010, by and among Silgan Holdings Inc., R. Philip Silver and D. Greg Horrigan (incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K, dated October 7, 2010).

(d)(7)	Indenture, dated as of November 14, 2003, between Silgan Holdings Inc. and National City Bank, N.A., as trustee, with respect to the 6 3/4% Senior Subordinated Notes due 2013 (incorporated by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-4, dated January 13, 2004, Registration Statement No. 333-111893).

Exhibit Number	Document
(d)(8)	Indenture dated as of May 12, 2009 between Silgan Holdings Inc. and U.S. Bank National Association, as trustee, with respect to the 7 1/4% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 filed with the Company’s Current Report on Form 8-K, dated May 13, 2009).

(d)(9)	Amended and Restated Stockholders Agreement, dated as of November 6, 2001, among R. Philip Silver, D. Greg Horrigan and Silgan Holdings Inc. (incorporated by reference to Exhibit 10.1 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Silgan Holdings Inc.’s Tender Offer Statement on Schedule TO filed on October 8, 2010.